Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE THIRD QUARTER OF 2019

Revenue of $69 million & Adjusted EBITDA of $18.7 million;
 Growth of 20,000 net after-market subscribers in the quarter

AZOUR, Israel – November 25, 2019 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the third quarter ended September 30, 2019.

Highlights of the third quarter of 2019
•	Revenue of $69.0 million, up 29% year-over-year;
•	Adjusted EBITDA of $18.7 million (26.8% of revenues), up 10% year-over-year
•	Generated $11.5 million in quarterly operating cash flow;
•	Dividend of $5 million declared for the quarter;
•	Ituran added 20,000, net after-market subscribers and no change to OEM subscribers;

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “While Ituran’s aftermarket business in Brazil has been recovering and returning to its growth trend, the OEM segment remains weak as a result of the difficult environment that the car manufacturers in the region are facing. 2019 has been a transitional year for us and we are working on realizing the synergies from the recently acquired OEM business across all our geographies. We are focusing on cross selling our services into new geographies as well as combining the operating footprint which will result in cost saving that will offset any decline in OEM revenues.”

Continued Mr. Sheratzky, “In the aftermarket business, the subscriber quarterly growth rate has returned to its long-term target level of around 20,000 subscriber-adds per quarter, which we are very pleased with. We expect that the resumption of aftermarket subscriber growth will translate into improved operating results in the coming year.”

The results include the consolidated non-GAAP financial results of Ituran, which exclude revenues and costs related to the purchase price allocation. For further details with regard to the reconciliation between the non-GAAP and GAAP results please see the financial tables with the press release.

Third quarter 2019 Results

Revenues for the third quarter of 2019 were $69.0 million. Non-GAAP revenues for the quarter were $70.0 million representing an increase of 31% compared with revenues of $53.4 million in the third quarter of 2018.

The higher average level of the US dollar exchange rate versus the Brazilian real and the Argentinean peso, during the quarter versus the same period last year reduced the overall revenue level in US dollar terms and had a negative impact on the reported year-over-year revenue growth rate. In local currency terms, third quarter non-GAAP revenue grew 33% year over year.

73% of revenues were from location-based service subscription fees and 27% were from product revenues.

Non-GAAP revenues from subscription fees were $51.2 million, representing an increase of 31% over the same period last year. In local currency terms, subscription fees grew 32% over the same period last year. The subscriber base amounted to 1,781,000 as of September 30, 2019. Ituran added 20,000, net after-market subscribers during the quarter and there was no change to the number of OEM subscribers.

Non-GAAP product revenues were $18.7 million, representing an increase of 31% compared with the same period last year.

Gross profit for the quarter was $31.9 million (46.2% of revenues). Non-GAAP gross profit for the quarter was $32.9 million (47.0% of revenues). This represents an increase of 14% compared with gross profit of $28.9 million (54.1% of revenues) in the third quarter of 2018.

The non-GAAP gross margin in the quarter on subscription fees was 56.3% compared with 61.8% in the same period last year. The lower margin was due to the lower average gross margin on the recently acquired OEM subscribers as well as a decrease in the gross margin from Brazil and Argentina.

The non-GAAP gross margin in the quarter on products was 21.5% compared with 33.0% in the same period last year. The variance in the gross margin between quarters was due to the product mix sold.

Operating profit for the quarter was $11.9 million (17.2% of revenues). Non-GAAP operating profit for the quarter was $13.7 million (19.6% of revenues). This is compared with an operating profit of $14.0 million (26.3% of revenues) in the third quarter of 2018. In local currency terms, the non-GAAP operating profit was unchanged compared with that of last year.

Adjusted EBITDA for the quarter was $18.7 million (26.8% of revenues), an increase of 10% compared to $17.0 million (31.8% of revenues) in the third quarter of 2018. In local currency terms, the increase in adjusted EBITDA was 17% year-over-year.

Net income in the third quarter of 2019 was $6.4 million (9.3% of revenues) or fully diluted earnings per share of $0.30. Net income on a non-GAAP basis in the third quarter of 2019 was $7.8 million (11.0% of revenues) or fully diluted earnings per share of $0.37.

Net income in the third quarter of 2018 was $26.0 million (48.8% of revenues) or fully diluted earnings per share of $1.24 in the third quarter of 2018. This included a one-time other income of $13.8 million, related to an accounting gain from an acquisition following the gain of control of Ituran’s joint venture with Road Track Holdings in Brazil and Argentina, which under GAAP rules, is accounted for at market value and was therefore revalued. The total gain is net of transaction related expenses. The net income on a non-GAAP basis in the third quarter of 2018 was $12.5 million (23.4% of revenues) or fully diluted earnings per share of $0.60.

Cash flow from operations for the quarter was $11.5 million.

As of September 30, 2019, the Company had cash, including marketable securities, of $56.5 million and debt of $74.5 million, amounting to a net debt of $18.0 million or $0.86 per share. This is compared with cash, including marketable securities, of $53.3 million and debt of $73.2 million, amounting to a net debt of $19.9 million, or $0.93 per share, as of December 31, 2018.

Dividend
For the third quarter of 2019, a dividend of $5.0 million was declared in line with the Company’s stated current policy of issuing at least $5 million on a quarterly basis.

Share Buy Back
On May 21, 2019, the board of directors approved a share buyback program, which Ituran has commenced. Under the program, the Company is able to repurchase Ituran shares in an amount up to $25 million by December 31, 2020. As of September 30, 2019, Ituran repurchased a total of 121,000 shares amounting to approximately $3.5 million.

Conference Call Information

The Company will also be hosting a conference call later today, November 25, 2019 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0610
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0610
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Interim Financial Statements
as of September 30, 2019

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Interim Financial Statements
as of September 30, 2019

Table of Contents

Page

Condensed Consolidated Interim Financial Statements:
Balance Sheets	2-3
Statements of Income	4
Reconciliation of NON-GAAP results	5-6
Statements of Cash Flows	7

ITURAN LOCATION AND CONTROL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2019	2018

Current assets
Cash and cash equivalents	56,254	51,398
Investments in marketable securities	233	1,897
Accounts receivable (net of allowance for doubtful accounts)	48,667	54,261
Other current assets	48,200	52,983
Inventories	25,642	28,367
	178,996	188,906

Long-term investments and other assets
Investments in affiliated companies	2,086	4,872
Investments in other company	3,126	2,772
Other non-current assets	3,325	3,222
Deferred income taxes	10,410	12,127
Funds in respect of employee rights upon retirement	11,316	9,497
	30,263	32,490

Property and equipment, net	48,438	50,460

Operating lease right-of-use assets, net	6,331	-

Intangible assets, net	37,822	39,040

Goodwill	62,343	62,896

Total assets	364,193	373,792

ITURAN LOCATION AND CONTROL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	September 30,	December 31,
(in thousands)	2019	2018

Current liabilities
Credit from banking institutions	20,599	10,559
Accounts payable	19,733	23,987
Deferred revenues	30,183	37,671
Operating lease liabilities, current	2,313	-
Other current liabilities	29,883	32,475
	102,711	104,692

Long-term liabilities
Long term loan	53,924	62,622
Liability for employee rights upon retirement	17,084	14,801
Provision for contingencies	158	201
Deferred income taxes	4,875	6,458
Deferred revenues	8,816	8,221
Operating lease liabilities, non-current	4,018	-
Obligation to purchase non-controlling interests	15,916	16,272
Others non-current	129	325
	104,920	108,900

Stockholders’ equity	150,032	153,693
Non-controlling interests	6,530	6,507
Total equity	156,562	160,200

Total liabilities and equity	364,193	373,792

ITURAN LOCATION AND CONTROL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands except per share data)	2019	2018	2019	2018
Revenues:
Location-based services	155,086	126,315	50,261	39,126
Wireless communications products	58,755	47,855	18,734	14,250
	213,841	174,170	68,995	53,376

Cost of revenues:
Location-based services	67,497	45,994	22,403	14,938
Wireless communications products	46,318	38,899	14,714	9,545
	113,815	84,893	37,117	24,483

Gross profit	100,026	89,277	31,878	28,893
Research and development expenses	10,335	3,727	3,207	1,628
Selling and marketing expenses	9,593	8,423	3,290	2,941
General and administrative expenses	41,155	33,385	13,558	10,795
Other income, net	(72)	(308)	(77)	(190)
Operating income	39,015	44,050	11,900	13,719
Other income (expense), net	(37)	13,833	11	13,833
Financing income (expense), net	(2,701)	2,134	(847)	1,566
Income before income tax	36,277	60,017	11,064	29,118
Income tax expenses	(10,869)	(12,416)	(3,680)	(3,906)
Share in gains (losses) of affiliated companies ,net	(2,781)	3,868	(810)	1,644
Net income for the period	22,627	51,469	6,574	26,856
Less: Net income attributable to non-controlling interest	(477)	(2,124)	(175)	(805)
Net income attributable to the Company	22,150	49,345	6,399	26,051

Basic and diluted earnings per share attributable to Company’s stockholders	1.05	2.35	0.30	1.24

Basic and diluted weighted average number of shares outstanding (in thousands)	21,112	20,982	21,041	21,010

ITURAN LOCATION AND CONTROL LTD.
RECONCILIATION OF NON-GAAP RESULTS

	US dollars		US dollars
(in thousands	Nine months ended September 30,		Three months ended September 30,
except per share data)	2019	2018	2019	2018

GAAP Revenues:	213,841	174,170	68,995	53,376
Valuation adjustment on acquired deferred		-		-
revenue	2,989		985
Non –GAAP revenue	216,830	174,170	69,980	53,376

GAAP gross profit	100,026	89,277	31,878	28,893
Valuation adjustment on acquired deferred		-		-
revenue	3,209		985
Non –GAAP gross profit	103,235	89,277	32,863	28,893

GAAP operating income	39,015	44,050	11,900	13,719
Operation profit adjustments
Amortization of other intangible assets	6,354	310	1,803	310
Non-GAAP operating income	45,369	44,360	13,703	14,029

Depreciation and amortization	17,210	9,656	5,030	2,970
Adjusted EBITDA	60,179	54,016	18,733	16,999

GAAP net income attributable to the company's shareholders	22,150	49,345	6,399	26,051
Operation income adjustment	6,354	310	1,803	310
Other adjustments, net	(1,776)	(13,833)	(452)	(13,833)
Non-GAAP net income attributable to Iturans' shareholders	26,728	35,822	7,750	12,528

ITURAN LOCATION AND CONTROL LTD.
Summary of NON –GAAP Financial Information

	US dollars		US dollars
(in thousands	Nine months ended September 30,		Three months ended September 30,
except per share data)	2019	2018	2019	2018

revenue	216,830	174,170	69,980	53,376
Gross profit	103,235	89,277	32,863	28,893
Operation income	45,369	44,360	13,703	14,029
Net income to shareholders	26,728	35,822	7,750	12,528
Adjusted EBITDA	60,179	54,016	18,733	16,999
Basic and diluted earnings per share	1.27	1.71	0.37	0.60

ITURAN LOCATION AND CONTROL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands)	2019	2018	2019	2018
Cash flows from operating activities
Net income for the period	22,627	51,469	6,574	26,856

Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	17,210	9,966	5,631	3,277
Interest and exchange rate differences on long term credit	23	-	(8)	-
Operating lease right-of-use assets	2,255	-	219	-
Operating lease liabilities	(2,255)	-	(219)	-
Losses (gain) in respect of trading marketable securities	210	(321)	208	20
Increase in liability for employee rights upon retirement	1,294	290	115	363
Share in losses (gains) of affiliated companies, net	2,781	(3,868)	810	(1,644)
Deferred income taxes	252	1,411	269	(408)
Capital gains (losses) on sale of property and equipment, net	47	107	33	38
Capital gains on Acquisition of non-controlling interests	-	(14,677)	-	(14,677)
Decrease (increase) in accounts receivable	6,526	(2,131)	1,968	3,623
Decrease in other current assets	1,115	(5,265)	(1,199)	(1,286)
Decrease (increase) in inventories	3,618	(2,852)	1,613	(2,867)
Increase (decrease) in accounts payable	(3,559)	191	(3,212)	2,054
Increase (decrease) in deferred revenues	(7,090)	(2,065)	(947)	(138)
Increase (decrease) in other current liabilities	(3,341)	2,465	(663)	(389)
Increase in obligation for purchase non-controlling interests	967	-	265	-
Net cash provided by operating activities	42,680	34,720	11,457	14,822

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(1,117)	(372)	(161)	(525)
Capital expenditures	(13,658)	(15,311)	(3,283)	(5,329)
Acquisitions of a subsidiary – Appendix A	-	(68,969)	-	(68,969)
Investments in affiliated companies	(55)	(1,250)	-	-
Investments in other companies	(129)	(1,097)	-	(200)
Sale of (Invest in) marketable securities, net	1,454	1,428	-	(243)
Deposit	(83)	(175)	69	30
Proceeds from loans to affiliated companies	-	7,317	-	4,055
Proceeds from sale of property and equipment	203	341	168	125
Net cash used in investment activities	(13,385)	(78,088)	(3,207)	(71,056)

Cash flows from financing activities
Short term credit from banking institutions, net	387	(34)	998	(1)
Receipt (repayment) of long-term credit from banking institutions	(4,436)	81,695	(4,436)	81,695
Dividend paid	(14,798)	(15,097)	(5,050)	(5,030)
Dividend paid to non-controlling interest	(1,557)	(1,517)	(748)	(545)
Acquisition of company shares purchased by a wholly owned subsidiary	(3,501)	-	(3,501)	-
Net cash provided by (used in) financing activities	(23,905)	65,047	(12,737)	76,119
Effect of exchange rate changes on cash and cash equivalents	(534)	(2,842)	(1,650)	(248)
Net increase (decrease) in cash and cash equivalents	4,856	18,837	(6,137)	19,637
Balance of cash and cash equivalents at beginning of the period	51,398	36,906	62,391	36,106
Balance of cash and cash equivalents at end of the period	56,254	55,743	56,254	55,743

Supplementary information on financing and investing activities not involving cash flows:
In August 2019, the Company declared a dividend in an amount of US$ 5 million. The dividend was paid in October 2019.